03000167

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 1 to
Form CB

RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering) ☒

Securities Act Rule 802 (Exchange Offer) ☐

Exchange Act Rule 13e-4(8) (Issuer Tender Offer) ☐

Exchange Act Rule 14d-1(c) (Third Party Tender Offer) ☐

Exchange Act Rule 14e-2(d) (Subject Company Response) ☐

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8) ☒

Outland Technologies, Inc.
(Name of Subject Company)

N/A
(Translation of Subject Company's Name into English (if applicable))

Alberta, Canada
(Jurisdiction of Subject Company's Incorporation or Organization)

Outland Technologies, Inc.
(Name of Person(s) Furnishing Form)

Common Shares and Special Warrants
(Title of Class of Subject Securities)

N/A
(CUSIP Number of Class of Securities (if applicable))

Terry Knight
Senior Vice President and Corporate Counsel
Outland Technologies, Inc.
315 B 19th Street S.E.
Calgary, Alberta
Canada T2E 6J7
Telephone Number: (403) 263-7337

with a copy to:

Randal R. Jones
Dorsey & Whitney LLP
U.S. Bank Centre
1420 Fifth Avenue, Suite 3400
Seattle, WA 98101
Telephone Number (206) 903-8814

(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

April 30, 2003

(Date Rights Offering Commenced)

PART I. – INFORMATION SENT TO SECURITY HOLDERS

Rights Offering Circular dated April 30, 2003*
Transmittal Letter dated May 15, 2003
Specimen Rights Certificate
Annuitant's Letter dated May 15, 2003

* Previously filed

OUTLAND TECHNOLOGIES, INC.

Date: May 15, 2003

Dear Shareholder,

As reported in the May 6, 2003 newspaper advertisement of Outland Technologies. Inc. ("Outland"), Outland is completing a Rights Offering for the holders of its Common Shares and Special Warrants as of 4:30 p.m. (Calgary time) on May 15, 2003 (the "Rights Record Date").

A copy of the Rights Offering Circular is enclosed in connection with the Rights Offering. If your Common Shares or Special Warrants are held in the name of your broker or other nominee, your certificate for the Rights will be registered in the name of and delivered to that broker or other nominee. As noted in the Rights Offering Circular, this offer of securities is only being made under the securities laws of certain jurisdictions. If you are not a resident of one of the Provinces of Alberta, British Columbia, Saskatchewan or Manitoba or of one of the States of Connecticut, Oregon, Texas, Virginia or Washington, due to applicable securities laws you are a "Non-Qualified Securityholder", as defined in the Rights Offering Circular, and may not receive or exercise your Rights. As a result, as described in the Rights Offering Circular, your Rights have been delivered to CIBC Mellon Trust Company as Subscription Agent. The Subscription Agent will hold the Rights and beneficial owners who can establish that they are not Non-Qualified Secuirtyholders may claim their Rights certificates. You should read the Rights Offering Circular under the caption "Residents of Jurisdictions Other Than the Qualified Provinces and Permitted States" regarding your options.

As discussed in the Rights Offering Circular, one Right entitles a holder to subscribe for one Common Share at the subscription price of CDN$0.15 per Common Share. **Additionally, holders who have exercised all of their Rights may subscribe for additional Common Shares not taken up by other holders under the initial subscription. You should read the Rights Offering Circular under the caption "Additional Subscription Privilege".** The Rights will expire at 4:00 p.m. (Calgary time) on June 13, 2003 (the "Expiry Time"). Rights not exercised prior to the Expiry Time will be void and of no value.

To subscribe for Common Shares, complete the appropriate form on the Rights certificate in accordance with the instructions outlined in the Rights Offering Circular. Forward the Rights certificate together with the subscription price (by certified cheque, bank draft or money order payable to CIBC Mellon Trust Company of Canada) to CIBC Mellon at their office in Calgary or Toronto. We recommend using certified mail or courier. **Note for RRSP eligibility: If your Rights and Common Shares issuable upon exercise of the Rights are to be held in an RRSP account, you will also need to review, complete and sign the accompanying "Annuitant Letter" and return it together with your Rights Certificate and payment of the subscription price.**

For complete details on this Rights Offering, we encourage you to read the enclosed Rights Offering Circular.

Yours truly,

OUTLAND TECHNOLOGIES, INC.

Signed: "*Ken Bell*"

Ken Bell, President

Suite 315B-19th Street SE, Calgary, Alberta, Canada T2E 6J7
Telephone: 403.263.7337 Facsimile: 403.262.1756 Web Site: www.outlandcvr.com

THIS RIGHTS CERTIFICATE WILL BE VOID AND WITHOUT VALUE IF NOT USED FOR SUBSCRIPTION BEFORE 4:00 P.M. (CALGARY TIME) AT THE SPECIFIED OFFICE OF CIBC MELLON TRUST COMPANY ON JUNE 13, 2003

NUMBER
R00000

CERTIFICATE FOR
RIGHTS

OUTLAND TECHNOLOGIES, INC.

(INCORPORATED PURSUANT TO THE LAWS OF THE PROVINCE OF ALBERTA)

CUSIP 69007P 11 0

This non-transferable rights certificate issued to:

evidences rights ("Rights") issued by *Outland Technologies, Inc.* (the "Company") to a shareholder of record as at the close of business on May 15, 2003 to subscribe for and purchase Common Shares of the Company (the "Common Shares") at a price of $0.15 (Canadian) per Common Share, upon the terms and subject to the conditions stated in the Company's Rights Offering Circular dated April 30, 2003 (the "Rights Offering Circular"), all of which is incorporated herein by reference.
Dated May 15, 2003.

OUTLAND TECHNOLOGIES, INC.

President

FORM 1 - TO SUBSCRIBE FOR COMMON SHARES

I hereby *irrevocably* subscribe for the number of Common Shares indicated below upon the terms and subject to the conditions stated in the Company's Rights Offering Circular at a subscription price of $0.15 (Canadian) together with one right per Common Share.

NUMBER OF COMMON SHARES SUBSCRIBED FOR ____________
at $0.15 (CANADIAN) PER COMMON SHARE

TOTAL PRICE: $____________ (CANADIAN)

SUBSCRIBER'S SIGNATURE: ____________

Payment in full of the subscription price in Canadian funds by certified cheque, bank draft or money order *must be made to CIBC Mellon Trust Company* with this subscription.

FORM 2 - TO SUBSCRIBE FOR COMMON SHARES PURSUANT TO THE ADDITIONAL SUBSCRIPTION PRIVILEGE

I hereby irrevocably subscribe for up to that number of Additional Common Shares specified below at a subscription price of $0.15 (Canadian) per Common Share and irrevocably agree to accept the same or any smaller number that may be *allotted* among those *exercising this Additional* Subscription Privilege in accordance with the procedure set out in the Rights Offering Circular.

MAXIMUM NUMBER OF ADDITIONAL COMMON SHARES SUBSCRIBED FOR ____________
AT $0.15 (CANADIAN) PER COMMON SHARE

TOTAL PRICE: $____________ (CANADIAN)

SUBSCRIBER'S SIGNATURE: ____________

Payment in full of the subscription price for such Additional Common Shares in Canadian funds by certified cheque, bank draft or money order must be made to CIBC Mellon Trust Company with this *subscription. In the event of an over subscription for Additional* Common Shares pursuant to this Additional Subscription Privilege, CIBC Mellon Trust Company shall return to subscribers the excess funds paid for subscription of such Common Shares.

This rights certificate will be void and without value if not used for subscription before 4:00 p.m., Calgary time, at the office of CIBC Mellon Trust Company specified below, on June 13, 2003.

TO SUBSCRIBE

The holder of this rights certificate wishing to subscribe for Common Shares must complete Form 1 and deliver this rights certificate together with payment in full of the subscription price to CIBC Mellon Trust Company at its office shown below prior to 4:00 p.m., Calgary time, on June 13, 2003. The holder of this rights certificate may subscribe for one Common Share for each one right.

ADDITIONAL SUBSCRIPTION PRIVILEGE

If Form 1 is completed with respect to the maximum number of Common Shares that can be subscribed for with the rights evidenced hereby, the holder may, by completing Form 2, subscribe for his proportionate part of the Common Shares which are not subscribed for by the expiration of the rights, subject to any maximum number specified by the holder in Form 2. Payment in full of the subscription price of the maximum number of Additional Common Shares so subscribed for must accompany this rights certificate when it is delivered to CIBC Mellon Trust Company.

SUBSCRIBERS NOT RESIDENT IN ALBERTA, BRITISH COLUMBIA, MANITOBA AND SASKATCHEWAN OR IN THE STATES OF CONNECTICUT, VIRGINIA, OREGON, TEXAS AND WASHINGTON (THE "ELIGIBLE JURISDICTIONS").

THE RIGHTS AND THE COMMON SHARES ISSUABLE UPON EXERCISE OF THE RIGHTS HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933 NOR HAS THE RIGHTS OFFERING CIRCULAR BEEN FILED WITH THE SECURITIES COMMISSION OR SIMILAR REGULATORY AUTHORITY IN ANY CANADIAN JURISDICTION OTHER THAN THE ELIGIBLE JURISDICTIONS. ACCORDINGLY, SUCH SECURITIES ARE NOT BEING OFFERED FOR SALE IN ANY JURISDICTIONS OTHER THAN AN ELIGIBLE JURISDICTION AND THIS OFFERING IS NOT AND UNDER NO CIRCUMSTANCES IS TO BE CONSTRUED AS AN OFFERING TO ANY HOLDER OF COMMON SHARES OF THE COMPANY RESIDENT OF ANY JURISDICTION OTHER THAN AN ELIGIBLE JURISDICTION OR A SOLICITATION THEREIN OR AN OFFER TO BUY SECURITIES OF THE COMPANY.

BY HIS EXECUTION AND DELIVERY OF THIS RIGHTS CERTIFICATE, EACH SUBSCRIBER CERTIFIES TO THE COMPANY THAT HE IS A RESIDENT OF AN ELIGIBLE JURISDICTION OR IS OTHERWISE ENTITLED TO EXERCISE THE RIGHTS EVIDENCED HEREBY IN ACCORDANCE WITH THE TERMS AND CONDITIONS SET OUT IN THE OFFERING CIRCULAR.

OFFICES OF CIBC MELLON TRUST COMPANY

CIBC Mellon Trust Company
600, 333-7th Avenue SW
Calgary, AB T2P 2Z1

CIBC MELLON TRUST COMPANY

199 Bay Street
Commerce Court West
Securities Level
Toronto, ON M5L1G9

Annuitant's Name: ______________________________

Annuitant's Address: ____________________________
____
____

May 15, 2003

KPMG LLP
205 5th Avenue SW Suite 1200
Calgary AB T2P 4B9

Attention: Dan Bilenki, CA

Dear Sirs:

Status of Rights of Outland Technologies, Inc. and Common Shares Issuable Upon Exercise of Same as a "Qualified Investment" for Registered Retirement Savings Plan ("RRSP"); Letter of Representation of Facts

In the matter of rights ("Rights") of Outland Technologies, Inc. (the "Corporation"), and common shares ("Common Shares") issuable upon exercise of such Rights (together the "Securities"), acquired pursuant to a Rights Offering Circular of the Corporation dated April 30, 2003, constituting a "qualified investment" for my RRSP or RRIF, I represent to you certain facts (the "Facts") as set out below as of this date, the date the Rights are being acquired, and as of June 16, 2003, being the date on which the Common Shares are being acquired (the "Closing Date"). Further, I undertake to immediately notify KPMG LLP and the Corporation should there be any change in the Facts as set out below between the date hereof and up to and including the Closing Date.

I have been advised that the Facts as stated in #1 through #4 below must be true for the Securities to be a "qualified investment" for my RRSP or RRIF, at the time they are acquired by it. I understand that the information in #5 below is needed to assist the Corporation in ensuring that it complies with other provisions of the Income Tax Act.

I acknowledge that, in KPMG LLP advising you in writing as to the status of the Securities as a "qualified investment" for my RRSP or RRIF, KPMG LLP is relying on the Facts represented by me below in this letter. I acknowledge that KPMG LLP is not auditing or reviewing these Facts and that any departure from them could lead KPMG LLP to a different conclusion.

I understand that KPMG LLP is also relying on certain Representations of Fact concerning the Corporation by its management by letter as of the Closing Date. I am aware that KPMG LLP is not auditing or reviewing this information and that any departure from the Facts as set out by management in that letter could lead KPMG LLP to a different conclusion.

I acknowledge that I am aware that, should any one of the Facts set out below, or any one of the Facts set out by management, prove to be incorrect, the Securities are not a "qualified investment" for my RRSP or RRIF, with the following income tax implications:

(a) I must report on my 2003 personal income tax return the funds used by my RRSP or RRIF to acquire them as if I had withdrawn that amount from my RRSP or RRIF with relief available only if the RRSP or RRIF disposes of them.

(b) During the time that my RRSP or RRIF holds the Securities, my RRSP or RRIF is subject to personal income tax on dividends received from, and on 100% of capital gains realised on disposition of, the Common Shares.

For the purpose of this letter, I understand that the term "relatives" includes my spouse, my parents including step and adoptive parents, my grandparents, my siblings, spouses of my siblings, my children including stepchildren, grandchildren, in-laws and adoptees, the parents, grandparents and siblings of my spouse, and corporations controlled by me alone or by a group of relatives of which I am a member.

I confirm the following Facts:

1. I, and my relatives will, before and after the acquisition of the Securities, own less than 10% of the shares of any class of the Corporation (and corporations related to it) whether directly or indirectly.

2. In considering whether I meet the above-noted 10% test, I included shares owned by me indirectly (i.e., via a partnership or as a beneficiary of a trust) and all shares that I could acquire with any options or warrants outstanding.

3. In considering whether I meet the above-noted 10% test, I considered shares owned by my relatives indirectly (i.e., via a partnership or as a beneficiary of a trust) and shares that they could acquire with any options or warrants outstanding.

4. I have an arm's length relationship with the Corporation and its officers.

5. I am _______ I am not _______ a resident for Canadian income tax purposes.

Yours truly,

____
(Annuitant's Signature)

PART II. – INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

Not applicable.

PART III. – CONSENT TO SERVICE OF PROCESS

A Form F-X was previously filed on May 2, 2003 by the person furnishing this Form to the Commission.

PART IV. – SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

OUTLAND TECHNOLOGIES, INC.

Ken Bell, President and
Chief Executive Officer

May 16, 2003
(Date)